T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

February 16, 2010	TSX-V Trading symbol: LV
Berlin & Frankfurt: LO9

LEVON DISCOVERS 60 METRES GRADING 0.953 GRAMS PER TONNE GOLD IN
TRENCH ACROSS NEW DIATREME COMPLEX AT CORDERO PROJECT, MEXICO

Levon Resources Ltd. (“Levon”) (TSXV Symbol LVN.V) and Valley High Ventures Ltd. (“Valley High” TSX-V Symbol VHV.V) are pleased to announce the discovery of gold in an exploration trench through a central area of the newly recognized Dos Mil Diez diatreme complex 1.7 kilometers southwest of Pozo de Plata diatreme found in 2009.  The best gold sample interval in the Dos Mil Diez Trench 2010-1 is 60 meters grading 0.952 grams per tonne gold, which is within a  120 metres interval of lower level gold values  (0.160 to 0.265 grams per tonne gold). The gold values correlate with anomalous arsenic (28 ppm to 587 parts per million (ppm) As).  The gold (and arsenic) are enveloped with geochemically anomalous silver, zinc and lead values through a 265 metre mineralized zone cut by the trench.

Table 1:  Mineralized zone inTrench 2010-1, Dos Mil Diez diatreme.

	From(m)	To (m)	Length (m)	Ag (g/T)	Au (g/T)	Zn (ppm)	Pb (ppm)
	150	415	265	3.6		892	443
Incl.	175	235	60	4.9	0.953	972	603

The trench exposes a central gold-rich zone on a hematite stained hill comprised of silicified and argillic altered rhyolite breccia dykes gradational into clay altered and recessive weathering, mixed sedimentary and ryholite clast diatreme breccia. Gold values are mostly within the central rhyolite and are also present in the enclosing diatreme breccia.  Silver, zinc and lead values are mostly in diatreme breccia surrounding the rhyolite breccia dykes.  This metal zoning pattern is consistent with metal zoning being recognized further northeast in the Cordero Porphyry Belt and is being used to help delineate drill targets.  A second core drill rig has begun drill testing this discovery and the associated bulk tonnage Ag, Au, Zn, Pb potential beneath the trench within the Dos Mil Diez Diatreme.    HD Drilling, Mazatlan, Mexico is the drilling contractor.

Trench 2010-1 cuts a central part of the Dos Mil Diez diatreme complex 1.7 km southwest of the Pozo de Plata diatreme complex found in 2009 (previously reported hole C09-5: 152 metres of 80.64 g/T Ag, 0.61 g/T Au, 1.41% Zinc and 1.22% lead).  The Dos Mil Diez diatreme complex was identified in early January by recon geologic traverses.  Follow up geologic mapping shows the diatreme measures about 2 km in diameter.  Dos Mil Diez is a fifth mineralized intrusive center in the Cordero Porphyry Belt, which currently measures 8 kilometers on strike and 3 kilometers wide. The Dos Mil Diez diatreme is being defined further by more detailed geologic mapping, rock sampling and by soil sampling to extend to Cordero district soil sample grid 2 kilometers to the southwest.

“Discovery of a potential bulk tonnage gold zone at the surface in the new Dos Mil Diez diatreme complex adds a new dimension to our Cordero exploration.  The Cordero Porphyry Belt continues to expand with gold increasing to the southwest as we first recognized in 2009 drill results in the Pozo de Plata diatreme complex.  Our quest for a significant district-scale discovery remains on track.” comments Ron Tremblay, President and CEO, Levon Resources.

The Cordero silver, gold, zinc, lead, project comprises wholly-owned claims and consolidated land agreements that total about 20,000 hectares and is located 35 kilometres northeast of the mining town of Hidalgo Del Parral, Chihuahua, Mexico.  The main focus of Cordero exploration is for bulk tonnage Ag, Au, Zn, Pb deposits similar to Penasquito, now being mined and developed by Goldcorp, Inc.

The bulldozer trench was excavated to depths of 1 to 2 metres and sampled continuously through 5 metre intervals for a total length of 570 metres. All of the samples mentioned in this release were prepared and analyzed by ALS Chemex at its labs in Chihuahua and Vancouver. Gold analyses were performed by 30-gram fire assay with an atomic absorption (“AA”) finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma (“ICP”) package using a four acid digestion.  The project is under the direct field supervision of Mr. Vic Chevillon, M.A., C.P.G., Levon's Vice President of Exploration and Juan Manuel Viveros, Valley High’s senior geologist.  Vic Chevillon, P.Geo, who is a qualified person within the context of National Instrument 43-101 has read and takes responsibility for this news release.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Norma Sass and Ruf claims located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA. The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website:   www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.